EXHIBIT 12.1  Computation of Ratio of Earnings to Fixed Charges

	Predecessor
	Year Ended January 31:
	2007	2006	2005	2004	2003

Fixed Charges
Cash interest expense	$17,104	$193	$191	$362	$215
Amortization of capitalized expenses related to indebtedness	2,359	—	—	—	—
Estimated interest within rental expense	1,327	943	747	798	751

Total fixed charges	$20,790	$1,136	$938	$1,160	$965

Earnings
Pre-tax earnings from continuing operations	$41,944	$25,411	$6,863	(47,194)	$(11,040)
Fixed charges	20,790	1,136	938	1,160	965

Earnings before fixed charges	$62,734	$26,547	$7,801	$(46,034)	$(10,075)
Ration of earnings to fixed charges	3.0	23.4	8.3	(39.7)	(10.4)